SECURITIES AND EXCHANGE COMMISSION

Washington D.C., 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO                     .

COMMISSION FILE NO. 1-34073

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

Huntington Investment and Tax Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Huntington Bancshares Incorporated

Huntington Center

41 South High Street

Columbus, Ohio 43287

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN

REQUIRED INFORMATION

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The Huntington Investment and Tax Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the fiscal year ended December 31, 2012, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule as of and for the year ended December 31, 2012 have been audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm, and their report is included therein.

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.

99.1	Financial statements and supplemental schedule of the Huntington Investment and Tax Savings Plan for the fiscal years ended December 31, 2012 and 2011, prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN

Date: June 21, 2013	By:	/s/ David S. Anderson
David S. Anderson
Interim Chief Financial Officer
Huntington Bancshares Incorporated